Management’s Discussion and Analysis

Management’s discussion and analysis (MD&A) relates to the financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.” Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial position and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2015 unaudited Interim Consolidated Financial Statements and Notes thereto as well as the 2014 Annual Consolidated Financial Statements, Notes thereto and the 2014 Annual MD&A.

Business profile
CN is engaged in the rail and related transportation business. CN’s network of approximately 20,000 route miles of track spans Canada and mid-America, uniquely connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network and efficient connections to all Class I railroads provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations. A true backbone of the economy, CN handles over $250 billion worth of goods annually and carries more than 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers.

CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. For the nine months ended September 30, 2015, no individual commodity group accounted for more than 23% of total revenues. From a geographic standpoint, 18% of revenues relate to United States (U.S.) domestic traffic, 33% transborder traffic, 18% Canadian domestic traffic and 31% overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Strategy overview
A description of the Company’s Strategy is provided in the section entitled Strategy overview of the Company’s 2014 Annual MD&A.

2015 third quarter highlights
•	The Company attained record revenues, operating income, net income, earnings per share and operating ratio.
•	The Company paid quarterly dividends of $0.3125 per share, representing an increase of 25% when compared to 2014, amounting to $248 million.
•
The Company repurchased 5.5 million common shares, returning $417 million to its shareholders, under the share repurchase program approved by the Company’s Board of Directors on October 21, 2014, which allowed for the repurchase of up to 28.0 million common shares between October 24, 2014 and October 23, 2015. On October 27, 2015, the Company’s Board of Directors approved a new share repurchase program, which allows for the repurchase of up to 33.0 million common shares between October 30, 2015 and October 29, 2016.

•	The Company’s sustainability practices once again earned it a place on the Dow Jones Sustainability World and North American Indexes.

Growth opportunities and assumptions
The Company sees opportunities for growth in intermodal traffic, commodities tied to U.S. housing construction and automotive sales. In 2015, the Company assumes North American industrial production will increase by approximately one percent, and continued improvements in U.S. housing and automotive markets. The 2014/2015 Canadian grain crop represented a significant reduction toward the historical trend line after a record 2013/2014 grain crop, while the 2014/2015 U.S. grain crop was above trend. For the 2015/2016 crop year, the Company now assumes that the Canadian grain crop will be below the five-year average and that the U.S. grain crop will be above the five-year average.

 Canadian National Railway Company

Management’s Discussion and Analysis

The forward-looking statements discussed in this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. For assumptions and risk factors, see the sections of this MD&A entitled Forward-looking statements and Strategy overview - Growth opportunities and assumptions.

Forward-looking statements
Certain information included in this MD&A are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to growth opportunities; statements that the Company will benefit from growth in North American and global economies; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program. Forward-looking statements could further be identified by the use of terminology such as the Company “believes,” “expects,” “anticipates,” “assumes” or other similar words.

Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below. See also the section of this MD&A entitled Strategy overview - Growth opportunities and assumptions.

Forward-looking statements	Key assumptions or expectations
Statements relating to general economic and business	∙ North American and global economic growth
conditions, including those referring to revenue	∙ Long-term growth opportunities being less affected by current economic
growth opportunities	conditions

Statements relating to the Company’s ability to meet debt	∙ North American and global economic growth
repayments and future obligations in the foreseeable future,	∙ Adequate credit ratios
including income tax payments, and capital spending	∙ Investment grade credit ratings
∙ Access to capital markets
∙ Adequate cash generated from operations and other sources of financing

Statements relating to pension contributions	∙ Adequate cash generated from operations and other sources of financing
∙ Adequate long-term return on investment on pension plan assets
∙ Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S. See the section entitled Business risks of this MD&A and the Company’s 2014 Annual MD&A for detailed information on major risk factors.

  CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Canadian National Railway Company

Management’s Discussion and Analysis

Financial highlights

	Three months ended September 30		Nine months ended September 30
In millions, except percentage and per share data	2015	2014	2015	2014
Revenues	$3,222	$3,118	$9,445	$8,927
Operating income	$1,487	$1,286	$3,912	$3,364
Net income	$1,007	$853	$2,597	$2,323
Adjusted net income (1)	$1,007	$853	$2,639	$2,251
Basic earnings per share	$1.26	$1.04	$3.23	$2.83
Adjusted basic earnings per share (1)	$1.26	$1.04	$3.28	$2.74
Diluted earnings per share	$1.26	$1.04	$3.21	$2.81
Adjusted diluted earnings per share (1)	$1.26	$1.04	$3.26	$2.72
Dividends declared per share	$0.3125	$0.2500	$0.9375	$0.7500
Total assets	$35,823	$31,673	$35,823	$31,673
Total long-term liabilities	$18,294	$15,723	$18,294	$15,723
Operating ratio	53.8%	58.8%	58.6%	62.3%
Free cash flow (2)	$690	$775	$1,741	$2,045

(1)	See the section of this MD&A entitled Adjusted performance measures for an explanation of this non-GAAP measure.
(2)	See the section of this MD&A entitled Liquidity and capital resources - Free cash flow for an explanation of this non-GAAP measure.

Third quarter and first nine months of 2015 compared to corresponding periods in 2014
Net income for the third quarter of 2015 was $1,007 million, an increase of $154 million, or 18%, when compared to the same period in 2014, with diluted earnings per share rising 21% to $1.26. The $154 million increase was mainly due to higher operating income net of the related income taxes. Net income for the nine months ended September 30, 2015 was $2,597 million, an increase of $274 million, or 12%, when compared to the same period in 2014, with diluted earnings per share rising 14% to $3.21. The $274 million increase was mainly due to higher operating income net of the related income taxes, partly offset by a decrease in Other income.
Operating income for the quarter ended September 30, 2015, increased by $201 million, or 16%, to $1,487 million. Operating income for the nine months ended September 30, 2015 increased by $548 million, or 16%, to $3,912 million. The operating ratio, defined as operating expenses as a percentage of revenues, was 53.8% in the third quarter of 2015, compared to 58.8% in the third quarter of 2014, a 5.0-point improvement. The nine-month operating ratio was 58.6% in 2015, compared to 62.3% in 2014, a 3.7-point improvement.

Revenues for the quarter ended September 30, 2015, increased by $104 million, or 3%, to $3,222 million, and $518 million, or 6%, to $9,445 million for the first nine months, mainly attributable to:
•	the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues;
  •   freight rate increases; and
•	strong overseas intermodal demand, higher volumes of finished vehicle traffic, and increased shipments of lumber and panels to U.S. markets.
These factors were partly offset by a lower applicable fuel surcharge rate; decreased shipments of coal due to weaker North American and global demand; reduced shipments of energy-related commodities including crude oil, frac sand and drilling pipe; lower volumes of semi-finished steel products and short-haul iron ore; as well as lower volumes of Canadian grain versus the prior year’s record crop.

Operating expenses for the quarter ended September 30, 2015, decreased by $97 million, or 5%, to $1,735 million, primarily due to lower fuel costs and lower casualty and other expense. These factors were partly offset by the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses.

Operating expenses for the first nine months of 2015, decreased by $30 million, or 1%, to $5,533 million, primarily due to lower fuel costs, partly offset by the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses, increased purchased services and material expense and increased depreciation and amortization expense.

Canadian National Railway Company

Management’s Discussion and Analysis

Adjusted performance measures
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2015 unaudited Interim Consolidated Financial Statements, and Notes thereto.

For the three and nine months ended September 30, 2015, the Company reported adjusted net income of $1,007 million, or $1.26 per diluted share and $2,639 million, or $3.26 per diluted share, respectively. The adjusted figures for the nine months ended September 30, 2015 exclude a deferred income tax expense of $42 million ($0.05 per diluted share) resulting from the enactment of a higher provincial corporate income tax rate.

For the three and nine months ended September 30, 2014, the Company reported adjusted net income of $853 million, or $1.04 per diluted share and $2,251 million, or $2.72 per diluted share, respectively. The adjusted figures for the nine months ended September 30, 2014 exclude a gain on disposal of the Deux-Montagnes subdivision, including the Mont-Royal tunnel, together with the rail fixtures (collectively the “Deux-Montagnes”), of $80 million, or $72 million after-tax ($0.09 per diluted share).

The following table provides a reconciliation of net income and earnings per share, as reported for the three and nine months ended September 30, 2015 and 2014, to the adjusted performance measures presented herein.

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2015	2014	2015	2014
Net income as reported	$1,007	$853	$2,597	$2,323
Adjustments:
Other income	-	-	-	(80)
Income tax expense	-	-	42	8
Adjusted net income	$1,007	$853	$2,639	$2,251
Basic earnings per share as reported	$1.26	$1.04	$3.23	$2.83
Impact of adjustments, per share	-	-	0.05	(0.09)
Adjusted basic earnings per share	$1.26	$1.04	$3.28	$2.74
Diluted earnings per share as reported	$1.26	$1.04	$3.21	$2.81
Impact of adjustments, per share	-	-	0.05	(0.09)
Adjusted diluted earnings per share	$1.26	$1.04	$3.26	$2.72

Constant currency
Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.31 and $1.26 per US$1.00, respectively, for the three and nine months ended September 30, 2015, and $1.09 per US$1.00, for both the three and nine months ended September 30, 2014.

On a constant currency basis, the Company’s net income for the three and nine months ended September 30, 2015 would have been lower by $107 million ($0.13 per diluted share) and $227 million ($0.28 per diluted share), respectively.

Canadian National Railway Company

Management’s Discussion and Analysis

Revenues
Three months ended September 30					Nine months ended September 30
In millions, unless otherwise indicated	2015	2014	% Change	% Change at constant currency	2015	2014	% Change	% Change at constant currency

Rail freight revenues	$3,011	$2,920	3%	(7%)	$8,918	$8,440	6%	(3%)
Other revenues	211	198	7%	(7%)	527	487	8%	(2%)
Total revenues	$3,222	$3,118	3%	(7%)	$9,445	$8,927	6%	(3%)
Rail freight revenues
Petroleum and chemicals	$609	$594	3%	(9%)	$1,838	$1,726	6%	(3%)
Metals and minerals	377	388	(3%)	(15%)	1,105	1,066	4%	(7%)
Forest products	441	393	12%	(2%)	1,283	1,125	14%	3%
Coal	161	185	(13%)	(23%)	468	568	(18%)	(25%)
Grain and fertilizers	479	469	2%	(7%)	1,503	1,426	5%	(1%)
Intermodal	764	731	5%	(2%)	2,181	2,068	5%	-
Automotive	180	160	13%	(2%)	540	461	17%	5%
Total rail freight revenues	$3,011	$2,920	3%	(7%)	$8,918	$8,440	6%	(3%)
Revenue ton miles (RTMs) (millions)	55,334	58,946	(6%)	(6%)	168,176	172,361	(2%)	(2%)
Rail freight revenue/RTM (cents)	5.44	4.95	10%	(1%)	5.30	4.90	8%	-

Revenues for the quarter ended September 30, 2015 totaled $3,222 million compared to $3,118 million in the same period in 2014, an increase of $104 million, or 3%. Revenues for the first nine months of 2015 were $9,445 million, an increase of $518 million, or 6%, when compared to the same period in 2014. The increases in both the third quarter and first nine months of 2015 were mainly a result of the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues; freight rate increases; strong overseas intermodal demand, higher volumes of finished vehicle traffic, and increased shipments of lumber and panels to U.S markets. These factors were partly offset by a lower applicable fuel surcharge rate; decreased shipments of coal due to weaker North American and global demand; reduced shipments of energy-related commodities including crude oil, frac sand and drilling pipe; lower volumes of semi-finished steel products and short-haul iron ore; as well as lower volumes of Canadian grain versus the prior year’s record crop.

Fuel surcharge revenues decreased by $155 million in the third quarter and $385 million in the first nine months of 2015 when compared to the same periods in 2014, mainly due to lower applicable fuel surcharge rates and lower freight volumes, partly offset by the positive translation impact of the weaker Canadian dollar.

Revenue ton miles (RTMs), measuring the relative weight and distance of rail freight transported by the Company, declined by 6% in the third quarter and 2% in the first nine months of 2015, relative to the same periods in 2014.

Rail freight revenue per RTM, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 10% in the third quarter and 8% in the first nine months of 2015, when compared to the same periods in 2014, driven by the positive translation impact of the weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate and an increase in the average length of haul, particularly in the third quarter.

Petroleum and chemicals
	Three months ended September 30				Nine months ended September 30
	2015	2014	% Change	% Change at constant currency	2015	2014	% Change	% Change at constant currency
Revenues (millions)	$609	$594	3%	(9%)	$1,838	$1,726	6%	(3%)
RTMs (millions)	12,445	13,576	(8%)	(8%)	38,487	39,234	(2%)	(2%)
Revenue/RTM (cents)	4.89	4.38	12%	(1%)	4.78	4.40	9%	(1%)

Revenues for this commodity group increased by $15 million, or 3%, in the third quarter and $112 million, or 6%, in the first nine months of 2015 when compared to the same periods in 2014. The increases in both the third quarter and first nine months of 2015 were mainly due to the positive translation impact of a weaker Canadian dollar, freight rate increases and higher shipments of refined petroleum products. These factors were partly offset by decreased crude oil shipments and a lower applicable fuel surcharge rate.

  Revenue per RTM increased by 12% in the third quarter and 9% in the first nine months of 2015 when compared to the same periods in 2014, mainly due to the positive translation impact of a weaker Canadian dollar, freight rate increases, and a decrease in the average length of haul in the third quarter, partly offset by a lower applicable fuel surcharge rate.

Canadian National Railway Company

Management’s Discussion and Analysis

Metals and minerals
	Three months ended September 30				Nine months ended September 30
	2015	2014	% Change	% Change at constant currency	2015	2014	% Change	% Change at constant currency
Revenues (millions)	$377	$388	(3%)	(15%)	$1,105	$1,066	4%	(7%)
RTMs (millions)	5,626	6,664	(16%)	(16%)	16,767	17,691	(5%)	(5%)
Revenue/RTM (cents)	6.70	5.82	15%	1%	6.59	6.03	9%	(2%)

Revenues for this commodity group decreased by $11 million, or 3%, in the third quarter and increased by $39 million, or 4%, in the first nine months of 2015 when compared to the same periods in 2014. The decrease in the third quarter of 2015 was mainly due to reduced shipments of energy related commodities including frac sand and drilling pipe due to a reduction in oil and gas activities, lower volumes of semi-finished steel products and short-haul iron ore; and a lower applicable fuel surcharge rate. These factors were partly offset by the positive translation impact of a weaker Canadian dollar and freight rate increases. The increase in the first nine months of 2015 was mainly due to the positive translation impact of a weaker Canadian dollar, and freight rate increases. These factors were partly offset by decreased shipments of semi-finished steel products, drilling pipe and short-haul iron ore, as well as a lower applicable fuel surcharge rate.

Revenue per RTM increased by 15% in the third quarter and 9% in the first nine months of 2015 when compared to the same periods in 2014, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a significant increase in the average length of haul in the third quarter, and a lower applicable fuel surcharge rate.

Forest products
	Three months ended September 30				Nine months ended September 30
	2015	2014	% Change	% Change at constant currency	2015	2014	% Change	% Change at constant currency
Revenues (millions)	$441	$393	12%	(2%)	$1,283	$1,125	14%	3%
RTMs (millions)	7,647	7,581	1%	1%	22,494	21,718	4%	4%
Revenue/RTM (cents)	5.77	5.18	11%	(3%)	5.70	5.18	10%	(1%)

Revenues for this commodity group increased by $48 million, or 12%, in the third quarter and $158 million, or 14%, in the first nine months of 2015 when compared to the same periods in 2014. The increases in both the third quarter and first nine months of 2015 were mainly due to the positive translation impact of a weaker Canadian dollar; freight rate increases, higher shipments of lumber and panels to U.S. markets and increased offshore shipments of wood pulp. These factors were partly offset by a lower applicable fuel surcharge rate and decreased shipments of paper products.

Revenue per RTM increased by 11% in the third quarter and 10% in the first nine months of 2015 when compared to the same periods in 2014, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate.

Coal
	Three months ended September 30				Nine months ended September 30
	2015	2014	% Change	% Change at constant currency	2015	2014	% Change	% Change at constant currency
Revenues (millions)	$161	$185	(13%)	(23%)	$468	$568	(18%)	(25%)
RTMs (millions)	4,122	5,289	(22%)	(22%)	12,248	16,316	(25%)	(25%)
Revenue/RTM (cents)	3.91	3.50	12%	(2%)	3.82	3.48	10%	-

Revenues for this commodity group decreased by $24 million, or 13%, in the third quarter and $100 million, or 18%, in the first nine months of 2015 when compared to the same periods in 2014. The decrease in the third quarter of 2015 was mainly due to lower shipments of metallurgical coal through west coast ports; decreased volumes of thermal coal to U.S. utilities; reduced export shipments of petroleum coke; and a lower applicable fuel surcharge rate. These factors were partly offset by the positive translation impact of a weaker Canadian dollar and freight rate increases. The decrease in the first nine months of 2015 was mainly due to lower shipments of metallurgical and thermal coal through west coast ports, decreased volumes of thermal coal to U.S. utilities, and a lower applicable fuel surcharge rate. These factors were partly offset by the positive translation impact of a weaker Canadian dollar and freight rate increases.

Canadian National Railway Company

Management’s Discussion and Analysis

Revenue per RTM increased by 12% in the third quarter and 10% in the first nine months of 2015 when compared to the same periods in 2014, mainly due to a significant decrease in the average length of haul, the positive translation impact of a weaker Canadian dollar, and freight rate increases, partly offset by a lower applicable fuel surcharge rate.

Grain and fertilizers
	Three months ended September 30				Nine months ended September 30
	2015	2014	% Change	% Change at constant currency	2015	2014	% Change	% Change at constant currency
Revenues (millions)	$479	$469	2%	(7%)	$1,503	$1,426	5%	(1%)
RTMs (millions)	11,399	12,116	(6%)	(6%)	36,126	37,502	(4%)	(4%)
Revenue/RTM (cents)	4.20	3.87	9%	(1%)	4.16	3.80	9%	2%

Revenues for this commodity group increased by $10 million, or 2%, in the third quarter and $77 million, or 5%, in the first nine months of 2015 when compared to the same periods in 2014. The increases in both the third quarter and first nine months of 2015 were mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, as well as higher shipments of potash and lentils. The increase in the third quarter was partly offset by lower volumes of Canadian wheat and oats, decreased shipments of corn, and a lower applicable fuel surcharge. The increase in the first nine months was partly offset by decreased shipments of corn, lower export volumes of Canadian wheat and canola, and a lower applicable fuel surcharge rate.

Revenue per RTM increased by 9% in both the third quarter and first nine months of 2015 when compared to the same periods in 2014, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate.

Intermodal
	Three months ended September 30				Nine months ended September 30
	2015	2014	% Change	% Change at constant currency	2015	2014	% Change	% Change at constant currency
Revenues (millions)	$764	$731	5%	(2%)	$2,181	$2,068	5%	-
RTMs (millions)	13,221	12,868	3%	3%	39,307	37,577	5%	5%
Revenue/RTM (cents)	5.78	5.68	2%	(5%)	5.55	5.50	1%	(4%)

Revenues for this commodity group increased by $33 million, or 5%, in the third quarter and $113 million, or 5%, in the first nine months of 2015 when compared to the same periods in 2014. The increases in both the third quarter and first nine months of 2015 were mainly due to the positive translation impact of a weaker Canadian dollar; higher shipments through the Port of Prince Rupert, increased domestic volumes serving retail and wholesale channels in the third quarter; and freight rate increases. These factors were partly offset by a lower applicable fuel surcharge rate.

Revenue per RTM increased by 2% in the third quarter and 1% in the first nine months of 2015 when compared to the same periods in 2014, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate and an increase in the average length of haul.

Automotive
	Three months ended September 30				Nine months ended September 30
	2015	2014	% Change	% Change at constant currency	2015	2014	% Change	% Change at constant currency
Revenues (millions)	$180	$160	13%	(2%)	$540	$461	17%	5%
RTMs (millions)	874	852	3%	3%	2,747	2,323	18%	18%
Revenue/RTM (cents)	20.59	18.78	10%	(4%)	19.66	19.85	(1%)	(11%)

Revenues for this commodity group increased by $20 million, or 13%, in the third quarter and $79 million, or 17%, in the first nine months of 2015 when compared to the same periods in 2014. The increase in the third quarter of 2015 was mainly due to the positive translation impact of a weaker Canadian dollar; higher import volumes via the Port of Vancouver; and freight rate increases; partly offset by a lower applicable fuel surcharge rate. The increase in the first nine months of 2015 was mainly due to the positive translation impact of a weaker

Canadian National Railway Company

Management’s Discussion and Analysis

Canadian dollar; higher volumes of domestic finished vehicle traffic in the first half, as a result of new business, and higher import volumes via the Port of Vancouver; as well as freight rate increases. These factors were partly offset by a lower applicable fuel surcharge rate.

Revenue per RTM increased by 10% in the third quarter and decreased by 1% in the first nine months of 2015 when compared to the same periods in 2014. The increase in the third quarter was due to the positive translation impact of a weaker Canadian dollar, partly offset by a lower applicable fuel surcharge rate. The decrease in the first nine months was mainly due to a significant increase in the average length of haul and a lower applicable fuel surcharge rate, partly offset by the positive translation impact of a weaker Canadian dollar.

Other revenues
	Three months ended September 30				Nine months ended September 30
	2015	2014	% Change	% Change at constant currency	2015	2014	% Change	% Change at constant currency
Revenues (millions)	$211	$198	7%	(7%)	$527	$487	8%	(2%)

Other revenues are largely derived from non-rail services that support CN’s rail business including vessels and docks, warehousing and distribution, automotive logistic services, freight forwarding and transportation management; as well as other revenues including commuter train revenues.

Other revenues increased by $13 million, or 7%, in the third quarter and $40 million, or 8%, in the first nine months of 2015 when compared to the same periods in 2014, mainly due to the positive translation impact of a weaker Canadian dollar partly offset by lower revenues from vessels.

Operating expenses
Operating expenses for the third quarter of 2015 amounted to $1,735 million compared to $1,832 million in the same quarter of 2014. Operating expenses for the first nine months of 2015 amounted to $5,533 million compared to $5,563 million in the same period of 2014. The decrease of $97 million, or 5%, in the third quarter of 2015 was mainly due to lower fuel costs and lower casualty and other expense, partly offset by the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses. The decrease of $30 million, or 1%, in the first nine months of 2015 was mainly due to lower fuel costs, partly offset by the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses, increased purchased services and material expense as well as increased depreciation and amortization expense.

Three months ended September 30							Nine months ended September 30
				% Change at constant currency	Percentage of revenues					% Change at constant currency	Percentage of revenues
In millions	2015	2014	% Change		2015	2014	2015	2014	% Change		2015	2014
Labor and fringe benefits	$588	$580	(1%)	6%	18.2%	18.6%	$1,798	$1,727	(4%)	1%	19.0%	19.3%
Purchased services and material	401	378	(6%)	3%	12.4%	12.1%	1,292	1,156	(12%)	(5%)	13.7%	13.0%
Fuel	293	446	34%	45%	9.1%	14.3%	981	1,398	30%	38%	10.4%	15.7%
Depreciation and amortization	287	258	(11%)	(4%)	8.9%	8.3%	868	771	(13%)	(7%)	9.2%	8.6%
Equipment rents	93	83	(12%)	5%	2.9%	2.7%	270	244	(11%)	2%	2.9%	2.7%
Casualty and other	73	87	16%	29%	2.3%	2.8%	324	267	(21%)	(11%)	3.4%	3.0%
Total operating expenses	$1,735	$1,832	5%	14%	53.8%	58.8%	$5,533	$5,563	1%	8%	58.6%	62.3%

Labor and fringe benefits
Labor and fringe benefits expense increased by $8 million, or 1%, in the third quarter of 2015 and $71 million, or 4%, in the first nine months of 2015 when compared to the same periods in 2014. The increase in the third quarter was primarily a result of the negative translation impact of the weaker Canadian dollar and increased pension expense, partly offset by lower incentive-based compensation expense. The increase in the first nine months was primarily a result of the negative translation impact of the weaker Canadian dollar, higher headcount in the first half, general wage increases, as well as increased pension expense, partly offset by lower incentive-based compensation expense.

Purchased services and material
Purchased services and material expense increased by $23 million, or 6%, in the third quarter of 2015 and $136 million, or 12%, in the first nine months of 2015 when compared to the same periods in 2014. The increases in both the third quarter and first nine months were

Canadian National Railway Company

Management’s Discussion and Analysis

mainly due to the negative translation impact of the weaker Canadian dollar and higher repairs and maintenance, as well as increased costs for materials in the first quarter.

Fuel
Fuel expense decreased by $153 million, or 34%, in the third quarter of 2015 and $417 million, or 30%, in the first nine months of 2015 when compared to the same periods in 2014. The decrease in the third quarter was primarily due to lower fuel prices, lower freight volumes as well as increased fuel productivity, partly offset by the negative translation impact of the weaker Canadian dollar. The decrease in the first nine months was primarily due to lower fuel prices as well as increased fuel productivity, partly offset by the negative translation impact of the weaker Canadian dollar.

Depreciation and amortization
Depreciation and amortization expense increased by $29 million, or 11%, in the third quarter of 2015 and $97 million, or 13%, in the first nine months of 2015 when compared to the same periods in 2014. The increases in both the third quarter and first nine months were mainly due to net capital additions and the negative translation impact of the weaker Canadian dollar, partly offset by the favorable impact of depreciation studies.

Equipment rents
Equipment rents expense increased by $10 million, or 12%, in the third quarter of 2015 and $26 million, or 11%, in the first nine months of 2015 when compared to the same periods in 2014. The increase in the third quarter was primarily due to the negative translation impact of the weaker Canadian dollar, partly offset by higher income from the use of the Company’s equipment by other railroads. The increase in the first nine months was primarily due to the negative translation impact of the weaker Canadian dollar and increased car hire expense, partly offset by higher income from the use of the Company’s equipment by other railroads.

Casualty and other
Casualty and other expense decreased by $14 million, or 16%, in the third quarter of 2015 and increased by $57 million, or 21%, in the first nine months of 2015 when compared to the same periods in 2014. The decrease in the third quarter was mainly due to lower accident-related costs, partly offset by the negative impact of the weaker Canadian dollar. The increase in the first nine months was mainly due to the negative impact of the weaker Canadian dollar and higher accident-related costs.

Other income and expenses
Interest expense
Interest expense was $111 million and $320 million for the three and nine months ended September 30, 2015, respectively, compared to $94 million and $277 million, respectively, for the same periods in 2014. The increases were mainly due to the negative translation impact of the weaker Canadian dollar on US dollar-denominated interest expense.

Other income (loss)
In the third quarter and first nine months of 2015, the Company recorded other income of $11 million and $31 million, respectively, compared to other loss of $2 million and other income of $94 million, respectively, in the same periods in 2014. Included in Other income (loss) for 2014 was a gain on disposal of the Deux-Montagnes of $80 million recorded in the first quarter.

Income tax expense
The Company recorded income tax expense of $380 million and $1,026 million for the three and nine months ended September 30, 2015, respectively, compared to $337 million and $858 million, respectively, for the same periods in 2014.

Included in the figure for the nine months ended September 30, 2015 was a deferred income tax expense of $42 million resulting from the enactment of a higher provincial corporate income tax rate, which was recorded in the second quarter.

Included in the figure for the nine months ended September 30, 2014 was an income tax recovery of $18 million resulting from a change in estimate of the deferred income tax liability related to properties, which was recorded in the first quarter.

The effective tax rates for the three and nine months ended September 30, 2015 were 27.4% and 28.3%, respectively, and 28.3% and 27.0%, respectively, for the same periods in 2014. Excluding the net deferred income tax expense of $42 million in 2015 and the net income tax recovery of $18 million in 2014, the effective tax rates for the three and nine months ended September 30, 2015 were 27.4% and 27.2%, respectively, and 28.3% and 27.5%, respectively, for the same periods in 2014.

Canadian National Railway Company

Management’s Discussion and Analysis

Summary of quarterly financial data
	2015 Quarters			2014 Quarters				2013 Quarter
In millions, except per share data	Third	Second	First	Fourth	Third	Second	First	Fourth
Revenues	$3,222	$3,125	$3,098	$3,207	$3,118	$3,116	$2,693	$2,745
Operating income	$1,487	$1,362	$1,063	$1,260	$1,286	$1,258	$820	$967
Net income	$1,007	$886	$704	$844	$853	$847	$623	$635

Basic earnings per share	$1.26	$1.10	$0.87	$1.04	$1.04	$1.03	$0.75	$0.76
Diluted earnings per share	$1.26	$1.10	$0.86	$1.03	$1.04	$1.03	$0.75	$0.76

Dividends declared per share	$0.3125	$0.3125	$0.3125	$0.2500	$0.2500	$0.2500	$0.2500	$0.2150

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section entitled Business risks of the Company’s 2014 Annual MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company’s US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

The Company’s quarterly results include items that impacted the quarter-over-quarter comparability of the results of operations as presented below:

	2015 Quarters			2014 Quarters				2013 Quarter
In millions, except per share data	Third	Second	First	Fourth	Third	Second	First	Fourth
Income tax expense (1)	$-	$(42)	$-	$-	$-	$-	$-	$-
After-tax gain on disposal of property (2)	-	-	-	-	-	-	72	-
Impact on net income	$-	$(42)	$-	$-	$-	$-	$72	$-

Impact on basic earnings per share	$-	$(0.05)	$-	$-	$-	$-	$0.09	$-
Impact on diluted earnings per share	$-	$(0.05)	$-	$-	$-	$-	$0.09	$-

(1)								Income tax expense resulted from the enactment of a higher provincial corporate income tax rate.
(2)								In the first quarter of 2014, the Company sold the Deux-Montagnes for $97 million. A gain on disposal of $80 million ($72 million after-tax) was recognized in Other income.

Canadian National Railway Company

Management’s Discussion and Analysis

Liquidity and capital resources
An analysis of the Company’s liquidity and capital resources is provided in the section entitled Liquidity and capital resources of the Company’s 2014 Annual MD&A. There were no significant changes during the first nine months of 2015, except as noted below.

As at September 30, 2015 and December 31, 2014, the Company had Cash and cash equivalents of $537 million and $52 million, respectively; Restricted cash and cash equivalents of $523 million and $463 million, respectively; and a working capital deficit of $389 million and $135 million, respectively. The working capital deficit increased by $254 million in the first nine months of 2015 primarily as a result of an increase in Current portion of long-term debt; partly offset by increased Cash and cash equivalents, mainly due to the issuance of debt securities. The cash and cash equivalents pledged as collateral for a minimum term of one month pursuant to the Company’s bilateral letter of credit facilities are recorded as Restricted cash and cash equivalents. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.

The Company is not aware of any trends or expected fluctuations in its liquidity that would impact its ongoing operations or financial condition as at September 30, 2015.

Available financing sources
Shelf prospectus and registration statement
As at September 30, 2015, the Company had issued $1.1 billion and US$600 million of debt under its current shelf prospectus and registration statement which provides for the issuance by CN of up to $3.0 billion of debt securities in the Canadian and U.S. capital markets. The shelf prospectus and registration statement expires in January 2016. Access to capital markets under the shelf prospectus and registration statement is dependent on market conditions at the time of pricing.

Revolving credit facility
On March 12, 2015, the Company extended the term of its agreement by one year to May 5, 2020. As at September 30, 2015 and December 31, 2014, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the nine months ended September 30, 2015.

Commercial paper
The Company has a commercial paper program in Canada and a new commercial paper program was established in the U.S. during the second quarter of 2015. Both programs are back-stopped by the Company’s revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent on a combined basis. As at September 30, 2015, the Company had total commercial paper borrowings of $152 million (nil as at December 31, 2014) presented in Current portion of long-term debt on the Consolidated Balance Sheet.

Accounts receivable securitization program
On June 18, 2015, the Company extended the term of its agreement by one year to February 1, 2018. As at September 30, 2015, the Company had no proceeds ($50 million, which was secured by, and limited to, $56 million of accounts receivable as at December 31, 2014) received under the accounts receivable securitization program presented in Current portion of long-term debt on the Consolidated Balance Sheet.

Bilateral letter of credit facilities
On March 12, 2015, the Company extended the expiry date of its agreements by one year to April 28, 2018. As at September 30, 2015, the Company had letters of credit drawn of $548 million ($487 million as at December 31, 2014) from a total committed amount of $573 million ($511 million as at December 31, 2014) by the various banks. As at September 30, 2015, cash and cash equivalents of $523 million ($463 million as at December 31, 2014) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

Additional information relating to these financing sources is provided in the section entitled Liquidity and capital resources – Available financing sources, of the Company’s 2014 Annual MD&A as well as Note 6 – Financing activities to the Company’s unaudited Interim Consolidated Financial Statements.

Canadian National Railway Company

Management’s Discussion and Analysis

Cash flows
	Three months ended September 30			Nine months ended September 30
In millions	2015	2014	Variance	2015	2014	Variance
Net cash provided by operating activities	$1,652	$1,328	$324	$3,847	$3,246	$601
Net cash used in investing activities	(1,023)	(552)	(471)	(2,166)	(1,220)	(946)
Net cash used in financing activities	(183)	(734)	551	(1,205)	(2,062)	857
Effect of foreign exchange fluctuations on
US dollar-denominated cash and cash equivalents	5	7	(2)	9	(2)	11
Net increase (decrease) in cash and cash equivalents	451	49	402	485	(38)	523
Cash and cash equivalents, beginning of period	86	127	(41)	52	214	(162)
Cash and cash equivalents, end of period	$537	$176	$361	$537	$176	$361

Operating activities
Net cash provided by operating activities increased by $324 million in the third quarter and $601 million in the first nine months of 2015 when compared to the same periods in 2014, mainly due to higher operating income and favorable changes in working capital.

(a) Pension contributions
The Company’s contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations.

Actuarial valuations are generally required on an annual basis for all Canadian plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions. Actuarial valuations are also required annually for the Company’s U.S. pension plans. For funding purposes, the funded status is calculated under going-concern and solvency scenarios as prescribed under pension legislation and subject to guidance issued by the Canadian Institute of Actuaries for all of the Company’s registered Canadian defined benefit pension plans.

The Company’s most recently filed actuarial valuations for funding purposes for its Canadian registered pension plans conducted as at December 31, 2014 indicated a funding excess on a going-concern basis of approximately $1.9 billion and a funding deficit on a solvency basis of approximately $0.7 billion, calculated using the three-year average of the plans’ hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. The federal pension legislation requires funding deficits, as calculated under current pension regulations, to be paid over a number of years. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments.

Voluntary contributions can be treated as a prepayment against the Company's future required solvency deficit payments. As at December 31, 2014, the Company had $143 million of accumulated prepayments under the Company’s main pension plan, the CN Pension Plan, which the Company expects to use to satisfy its 2015 required solvency deficit payment, of which approximately $106 million was applied in the nine months ended September 30, 2015.

Pension contributions for the nine months ended September 30, 2015 and 2014 of $101 million and $106 million, respectively, primarily represent contributions to the CN Pension Plan, for the current service cost as determined under the Company’s current actuarial valuations for funding purposes. In 2015, the Company expects to make total cash contributions of approximately $115 million for all of the Company’s pension plans.

Adverse changes to the assumptions used to calculate the Company’s funding status, particularly the discount rate, as well as changes to existing federal pension legislation could significantly impact the Company’s future contributions.

Additional information relating to the pension plans is provided in Note 12 – Pensions and other postretirement benefits to the Company’s 2014 Annual Consolidated Financial Statements.

(b) Income tax payments
Net income tax payments increased by $80 million in the first nine months of 2015 when compared to the same period in 2014, mainly due to a higher final payment for the 2014 fiscal year, made in February 2015. For the 2015 fiscal year, the Company’s net income tax payments are expected to be approximately $850 million.

The Company expects cash from operations and its other sources of financing to be sufficient to meet its funding obligations.

Canadian National Railway Company

Management’s Discussion and Analysis

Investing activities
Net cash used in investing activities increased by $471 million in the third quarter and $946 million in the first nine months of 2015 when compared to the same periods in 2014, mainly as a result of higher property additions.

(a) Property additions

	Three months ended September 30		Nine months ended September 30
In millions	2015	2014	2015	2014
Track and roadway	$627	$481	$1,397	$1,032
Rolling stock	194	68	428	118
Buildings	14	24	33	64
Information technology	38	32	103	86
Other	64	15	103	50
Property additions	$937	$620	$2,064	$1,350

(b) Capital expenditure program
The Company increased its budget for capital spending by $100 million in the first quarter of 2015, to sustain additional rail infrastructure safety investments, and expects to invest approximately $2.7 billion in its 2015 capital program. On April 16, 2015, the Company announced a new multi-year $500 million capital program to upgrade its Western Canada feeder rail lines, in Alberta, Manitoba, and Saskatchewan. The Company allocated $100 million of its 2015 capital budget to this program for infrastructure upgrades and safety improvements on northern Alberta branch lines. The details of the Company’s 2015 capital program are provided in the section entitled Liquidity and capital resources – Cash flows of the Company’s 2014 Annual MD&A.

(c) Disposal of property
There were no significant disposals of property in the first nine months of 2015. In the first nine months of 2014, cash inflows included proceeds of $76 million from the disposal of the Guelph in the third quarter and $97 million from the disposal of the Deux-Montagnes in the first quarter.

Financing activities
Net cash used in financing activities decreased by $551 million in the third quarter and $857 million in the first nine months of 2015 when compared to the same periods in 2014, mainly due to the net issuance of debt; partly offset by higher share repurchases, share purchases by Share Trusts, and payments for dividends.

(a) Debt financing activities
Debt financing activities in the first nine months of 2015 included the following:
•
On September 22, 2015, issuance of $350 million 2.80% Notes due 2025, $400 million 3.95% Notes due 2045 and $100 million 4.00% Notes due 2065 in the Canadian capital markets, which resulted in total net proceeds of $841 million, intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases;

•	Repayments of debt related to capital leases and the accounts receivable securitization program, totaling $116 million; and
•	Net repayment of commercial paper of $234 million in the third quarter and net issuance of $145 million in the first nine months.

Debt financing activities in the first nine months of 2014 included the following:
•	On January 15, 2014, repayment of US$325 million ($356 million) 4.95% Notes due 2014 upon maturity;
•	On February 18, 2014, issuance of $250 million 2.75% Notes due 2021 in the Canadian capital markets, which resulted in net proceeds of $247 million;
•	Proceeds from the accounts receivable securitization program of $100 million;
•	Repayments of debt related to capital leases and the accounts receivable securitization program, totaling $430 million; and
•	Net issuance of commercial paper of $64 million in the third quarter and $73 million in the first nine months.

Additional information relating to the Company’s outstanding debt securities is provided in Note 10 – Long-term debt to the Company’s 2014 Annual Consolidated Financial Statements.

Canadian National Railway Company

Management’s Discussion and Analysis

(b) Share repurchase programs
On October 21, 2014, the Board of Directors of the Company had approved a share repurchase program, which allowed for the repurchase of up to 28.0 million common shares between October 24, 2014 and October 23, 2015, pursuant to a normal course issuer bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. As at September 30, 2015, the Company had repurchased 21.8 million common shares for $1,660 million under this program.

The following table provides the information related to the share repurchase programs for the three and nine months ended September 30, 2015 and 2014:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2015	2014	2015	2014
Number of common shares repurchased (1)	5.5	4.9	16.2	16.8
Weighted-average price per share (2)	$75.32	$75.55	$77.20	$65.40
Amount of repurchase (3)	$417	$365	$1,250	$1,095

(1)	Includes repurchases of common shares in the first and third quarter of 2015, and the first quarter of 2014 pursuant to private agreements between the Company and arm's length third-party sellers.
(2)	Includes brokerage fees.
(3)	Includes settlements in subsequent periods.

For the period from October 1, 2015 to October 23, 2015, the Company repurchased 1.2 million common shares for $90 million under its share repurchase program announced in October 2014. The Company repurchased a total of 23.0 million common shares for a total cost of $1,750 million under this program.
  On October 27, 2015, the Board of Directors of the Company approved a new share repurchase program, which allows for the repurchase of up to 33.0 million common shares between October 30, 2015 and October 29, 2016, pursuant to an NCIB at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.

(c) Share purchases by Share Trusts
In 2014, the Company established Employee Benefit Plan Trusts (the “Share Trusts”) to purchase common shares on the open market, which will be used to deliver common shares under the Share Units Plan. See Note 8 - Stock-based compensation to the Company’s unaudited Interim Consolidated Financial Statements for additional information on the Share Units Plan. For the three months ended September 30, 2015, the Share Trusts purchased 0.8 million common shares for $56 million at a weighted-average price per share of $72.48, including brokerage fees. For the nine months ended September 30, 2015, the Share Trusts purchased 1.4 million common shares for $100 million at a weighted-average price per share of $73.31, including brokerage fees. Additional information relating to the share purchases by Share Trusts is provided in Note 13 – Share capital to the Company’s 2014 Annual Consolidated Financial Statements.

(d) Dividends paid
The Company paid quarterly dividends of $0.3125 per share amounting to $248 million and $750 million, in the third quarter and first nine months of 2015, respectively, compared to $204 million and $616 million, at the rate of $0.2500 per share, for the same periods in 2014.

Canadian National Railway Company

Management’s Discussion and Analysis

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at September 30, 2015:

In millions	Total	2015	2016	2017	2018	2019	2020 & thereafter
Debt obligations (1)	$9,807	$619	$730	$663	$697	$731	$6,367
Interest on debt obligations (2)	6,870	116	438	422	389	338	5,167
Capital lease obligations (3)	813	34	391	181	16	17	174
Operating lease obligations (4)	773	48	161	135	111	79	239
Purchase obligations (5)	1,433	508	611	231	32	25	26
Pension contributions (6)	587	5	144	146	146	146	-
Other long-term liabilities reflected on
the balance sheet (7)	746	48	44	55	40	38	521
Total contractual obligations	$21,029	$1,378	$2,519	$1,833	$1,431	$1,374	$12,494

(1)
Presented net of unamortized discounts, of which $832 million relates to non-interest bearing Notes due 2094, and excludes capital lease obligations of $679 million which are included in “Capital lease obligations“.

(2)	Interest payments on the floating rate notes are calculated based on the three-month London Interbank Offered Rate effective as at September 30, 2015.
(3)	Includes $679 million of minimum lease payments and $134 million of imputed interest at rates ranging from 0.7% to 7.3%.
(4)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $20 million and generally extend over five years.

(5)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.
(6)
The Company’s pension contributions are based on actuarial funding valuations. The minimum required payments for pension contributions, excluding current service cost, are based on the Company’s most recent estimates and reflect the expected result of actuarial funding valuations as at December 31, 2014. Actuarial valuations are generally required annually and as such, future payments for pension contributions are subject to re-evaluation on an annual basis. See the section of this MD&A entitled Liquidity and capital resources – Pension contributions for more information.

(7)
Includes expected payments for workers’ compensation, postretirement benefits other than pensions, net unrecognized tax benefits and environmental liabilities that have been classified as contractual settlement agreements.

For 2015 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

Free cash flow
Management believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

	Three months ended September 30		Nine months ended September 30
In millions	2015	2014	2015	2014
Net cash provided by operating activities	$1,652	$1,328	$3,847	$3,246
Net cash used in investing activities	(1,023)	(552)	(2,166)	(1,220)
Net cash provided before financing activities	629	776	1,681	2,026

Adjustment: Change in restricted cash and cash equivalents	61	(1)	60	19
Free cash flow	$690	$775	$1,741	$2,045

Canadian National Railway Company

Management’s Discussion and Analysis

Credit measures
Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

Adjusted debt-to-total capitalization ratio
	September 30,	2015	2014
Debt-to-total capitalization ratio (1)		42.0%	36.3%
Add: Impact of present value of operating lease commitments (2)		1.5%	1.7%
Adjusted debt-to-total capitalization ratio		43.5%	38.0%

Adjusted debt-to-adjusted EBITDA multiple

In millions, unless otherwise indicated	Twelve months ended September 30,	2015	2014
Debt		$10,486	$7,841
Add: Present value of operating lease commitments (2)		668	583
Adjusted debt		$11,154	$8,424

Operating income		$5,172	$4,331
Add: Depreciation and amortization		1,147	1,025
EBITDA (excluding Other income)		6,319	5,356
Add: Deemed interest on operating leases		31	29
Adjusted EBITDA		$6,350	$5,385
Adjusted debt-to-adjusted EBITDA multiple		1.76 times	1.56 times

(1)	Debt-to-total capitalization is calculated as total Long-term debt plus Current portion of long-term debt, divided by the sum of total debt plus Total shareholders’ equity.
(2)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The increase in the Company’s adjusted debt-to-total capitalization ratio at September 30, 2015, as compared to the same period in 2014, was mainly due to an increased debt level, reflecting a weaker Canadian-to-US dollar foreign exchange rate in effect at the balance sheet date and the issuance of $850 million of notes. The Company’s adjusted debt-to-adjusted EBITDA multiple also increased, which was driven by the increased debt level as at September 30, 2015 as compared to September 30, 2014, partly offset by a higher operating income earned for the twelve months ended September 30, 2015, as compared to the twelve months ended September 30, 2014.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

Off balance sheet arrangements
Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at September 30, 2015, the Company had not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 10 – Major commitments and contingencies to the Company’s unaudited Interim Consolidated Financial Statements.

Canadian National Railway Company

Management’s Discussion and Analysis

Financial instruments
In the normal course of business, the Company is exposed to various financial risks from its use of financial instruments, such as credit risk, liquidity risk, and market risks such as foreign currency risk, interest rate risk and commodity price risk. A description of these risks and how the Company manages them, is provided in the section entitled Financial instruments of the Company’s 2014 Annual MD&A. Additional information relating to financial instruments is provided in Note 11 – Financial instruments to the Company’s unaudited Interim Consolidated Financial Statements.

Foreign currency risk
The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar is approximately $30 million.

Derivative financial instruments
For the three and nine months ended September 30, 2015, the Company recognized a pre-tax gain of $37 million and $66 million in Other income, respectively, related to foreign exchange forward contracts, compared to nil and a pre-tax gain of $10 million, respectively, for the same periods in 2014. For the three and nine months ended September 30, 2015 and 2014, gains and losses related to foreign exchange forward contracts were largely offset by gains and losses related to the re-measurement of foreign currency denominated monetary assets and liabilities recognized in Other income. As at September 30, 2015, Other current assets includes an unrealized gain of $69 million ($9 million as at December 31, 2014) related to foreign exchange forward contracts.

Fair value of financial instruments
As at September 30, 2015, the Company’s investments had a carrying amount of $66 million ($58 million as at December 31, 2014) and a fair value of $210 million ($183 million as at December 31, 2014). As at September 30, 2015, the Company’s debt had a carrying amount of $10,486 million ($8,409 million as at December 31, 2014) and a fair value of $11,808 million ($9,767 million as at December 31, 2014).

Outstanding share data
As at October 27, 2015, the Company had 791.3 million common shares outstanding, and 7.6 million stock options, 1.7 million deferred share units and 1.4 million performance share units outstanding under its equity settled stock-based compensation plans.

Critical accounting estimates
The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company’s policies for income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims and environmental matters, require management’s more significant judgments and estimates in the preparation of the Company’s Consolidated Financial Statements and, as such, are considered to be critical. The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the past three years ended December 31, 2014, as well as the effect of changes to these estimates, are described in the section entitled Critical accounting estimates of the Company’s 2014 Annual MD&A.

As at September 30, 2015 and December 31, 2014, the Company had the following amounts outstanding relating to its critical accounting estimates:
	September 30	December 31
In millions	2015	2014
Net deferred income tax liability	$7,697	$6,834
Properties	31,686	28,514
Pension asset	1,127	882
Pension liability	426	400
Other postretirement benefits liability	275	267
Provision for personal injury and other claims	312	298
Provision for environmental costs	129	114

Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

Canadian National Railway Company

Management’s Discussion and Analysis

Business risks
In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company’s results of operations, financial position, or liquidity. While some exposures may be reduced by the Company’s risk management strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated.

Reference is made to the section entitled Business risks of the Company’s 2014 Annual MD&A, for a detailed description of such key areas of business risks and uncertainties with respect to: Competition, Environmental matters, Personal injury and other claims, Labor negotiations, Regulation, Security, Transportation of hazardous materials, Economic conditions, Pension funding volatility, Trade restrictions, Terrorism and international conflicts, Customer credit risk, Liquidity, Supplier concentration, Availability of qualified personnel, Fuel costs, Foreign exchange, Interest rate, Reliance on technology, Transportation network disruptions, and Weather and climate change, which is incorporated herein by reference. Additional risks and uncertainties not currently known to management or that may currently be considered immaterial by management, could also have an adverse effect on the Company’s business.

There have been no material changes to the risks described in the Company’s 2014 Annual MD&A. The following is an update on labor negotiations and regulatory matters.

Labor negotiations
Canadian workforce
On February 25, 2015, the tentative agreement reached between CN and the Teamsters Canada Rail Conference (TCRC) governing rail traffic controllers was ratified. The new collective agreement expires on December 31, 2018.

On March 13, 2015, the tentative agreements reached between CN and Unifor, governing clerical, intermodal employees and owner-operator truck drivers were ratified. The new collective agreements expire on March 31, 2019.

On March 17, 2015, the tentative agreement reached between CN and Unifor governing shopcraft employees was ratified. The new collective agreement expires on December 31, 2018.
On April 16, 2015, the tentative agreements reached between CN and the TCRC governing locomotive engineers were ratified. The new collective agreements expire on December 31, 2017.
The Company’s collective agreements remain in effect until the bargaining process outlined under the Canada Labour Code has been exhausted for the respective bargaining units.

U.S. workforce
On March 19, 2015 the tentative agreement reached with the United Transportation Union (a division of the International Association of Sheet Metal, Air, Rail, and Transportation Workers - SMART) governing conductors on the Grand Trunk Western was ratified. The moratorium period for the revised agreement ends on July 31, 2016.

Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

Disputes relating to the renewal of collective agreements could potentially result in strikes, work stoppages, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

Regulation
Economic regulation – Canada
On March 28, 2015, Transport Canada announced that the Government of Canada would not renew the requirement for CN and Canadian Pacific Railway Company to transport minimum volumes of grain by rail after the Order in Council expired on March 28, 2015.

On June 18, 2015, Bill C-52, which was introduced by the Government of Canada on February 20, 2015, received Royal Assent and came into force. The bill requires railway companies to maintain minimum liability insurance coverage; and establishes a strict liability regime on railway companies up to their minimum insurance levels in respect of losses incurred as a result of a railway accident involving crude oil. Bill C-52 creates a fund capitalized through levies payable by the crude oil shipper to compensate for losses exceeding the railway company’s minimum insurance level. Currently, the Company’s liability insurance coverage exceeds the minimum required. The provisions relating to insurance requirements and the fund are expected to come into force in June 2016.

Canadian National Railway Company

Management’s Discussion and Analysis

Economic regulation – U.S.
On July 2, 2013, in a case brought by the freight railroad industry, the U.S. Court of Appeals for the D.C. Circuit determined that Congress’ delegation to Amtrak in the Passenger Rail Investment and Improvement Act of 2008 of joint legislative authority with the Federal Railroad Administration (FRA) to promulgate certain performance standards for Amtrak passenger trains to be unconstitutional. On March 9, 2015, the Supreme Court vacated that decision and returned the case to the D.C. Circuit for review of constitutional claims not previously ruled upon. As a result, the joint FRA/Amtrak performance standards became applicable again on April 10, 2015, pending the D.C. Circuit’s review.

On March 18, 2015, in the current session of the U.S. Congress, Surface Transportation Board (STB) re-authorization legislation was introduced in the Senate (S. 808). In addition to addressing arbitration and the Board’s investigatory authority, the current bill would, among other things, further streamline the STB’s rate-case review process, and extend current STB membership from three Commissioners to five. Numerous shipper organizations have registered their support for Bill (S. 808), while the freight railroads have decided to not oppose the bill in its current form. On March 25, 2015, Bill (S. 808) was approved by the Senate Commerce Committee and awaits further action by the full Senate.

On March 24, 2015, legislation was introduced in the Senate (S. 853) which would (among a number of other provisions) allow for reciprocal switching for junctions within 100 miles.

No assurance can be given that these or any other current or future regulatory or legislative initiatives by the Canadian and U.S. federal governments will not materially adversely affect the Company’s results of operations or its competitive and financial position.

Safety regulation – Canada
On January 1, 2015, Transport Canada’s new regulations governing railway operating certificates specifying the safety and operating requirements that must be met by railway companies in order to obtain an operating certificate came into effect. Railway companies have until September 1, 2016 to apply for a certificate.

On March 11, 2015 the Federal Minister of Transport announced that Transport Canada would be issuing new requirements for tank cars. The new standard, called TC-117, will include a large number of upgraded requirements. The Minister also announced a phase out schedule for the DOT-111 and CPC-1232 tank cars.

On April 1, 2015, the following Transport Canada regulations came into effect: (1) regulations setting out the administrative monetary penalties that could be issued for violation of the Railway Safety Act and its associated regulations; (2) regulations for highway-railway crossings which establish specific standards for new crossings and require that existing crossings be upgraded to basic safety standards within seven years, and specify safety related data that must be provided by railway companies on an annual basis; and (3) regulations modifying the requirements for safety management systems for both federally-regulated railway companies as well as local carriers operating on railway lines of federally-regulated carriers.

On June 18, 2015, Bill C-52 came into force, amending certain provisions in the Railway Safety Act and giving the Canadian Transportation Agency jurisdiction to order railway companies to compensate municipalities for the costs incurred in responding to fires caused by railway operations. Additional amendments increase the power of the Minister or its inspectors respecting threats to safe railway operations and the associated corrective measures.

Safety regulation – U.S.
On March 25, 2015, new legislation was introduced in the U.S. Senate (S. 859) which would, if approved by Congress and passed, among a number of other provisions, immediately ban the transport of crude in DOT-111 and unjacketed CPC-1232 tank cars. The bill also proposes to establish measures on volatility of crude level and increase the number of track inspections.

On May 8, 2015, the Pipeline and Hazardous Materials Safety Administration (PHMSA) issued a final rule containing new requirements for tank cars moving in high-hazard flammable trains (HHFTs) and related speed restrictions, as well as other requirements, including the use of electronically controlled pneumatic (ECP) brakes. To be used in an HHFT, new tank cars constructed after October 1, 2015 will have to meet enhanced DOT Specification 117 design or performance criteria, while existing tank cars will have to be retrofitted based on a DOT-prescribed schedule. On June 12, 2015, the Association of American Railroads filed an administrative appeal with PHMSA challenging, among other matters, the agency’s requirement for railroads to install ECP brakes on certain HHFTs.

No assurance can be given that these or any other current or future regulatory or legislative initiatives by the Canadian and U.S. federal governments will not materially adversely affect the Company’s results of operations or its competitive and financial position.

Canadian National Railway Company

Management’s Discussion and Analysis

Positive train control – U.S.
On October 16, 2008, the U.S. Congress enacted the Rail Safety Improvement Act of 2008, (H.R. 2095) which mandates the installation of an interoperable Positive Train Control system by December 31, 2015. Despite significant efforts, the Company, along with most of the industry, will not be able to meet this deadline. It remains uncertain whether Congress will extend the implementation deadline.
The Federal Railroad Administration has discretion under the law to impose fines and take other enforcement actions for moving traffic over non-compliant PTC-designated routes after the deadline. While it is too early to estimate the probability or the amount of total potential fines, the amount could be material if CN’s implementation is delayed for a long period of time. In addition, any operation over non-compliant PTC-designated routes after the deadline could expose the Company to increased, and potentially material, liability. As a result, if the deadline is not extended, the Company may be forced to curtail certain operations over non-compliant PTC-designated routes until implementation has been completed or an extension has been legislated. A prolonged suspension of shipments of certain freight on these routes could have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

No assurance can be given that this or any other current or future regulatory or legislative initiative by the U.S. federal government will not materially adversely affect the Company’s results of operations or its competitive and financial position.

Controls and procedures
The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of September 30, 2015, have concluded that the Company’s disclosure controls and procedures were effective.

During the third quarter ended September 30, 2015, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s 2014 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. Copies of such documents, as well as the Company’s Notice of Intention to Make a Normal Course Issuer Bid, may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
October 27, 2015

Canadian National Railway Company